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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 11 2016
Washington DC
412

SEC FILE NUMBER
8- 53113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARPETH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 WEST END AVENUE, SUITE 710
(No. and Street)

NASHVILLE	TENNESSEE	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES W. BYRGE II (615) 296 - 9480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRASIER, DEAN & HOWARD, PLLC
(Name – *if individual, state last, first, middle name*)

3310 WEST END AVENUE, SUITE 550	NASHVILLE	TENNESSEE	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AWB

OATH OR AFFIRMATION

I, CHARLES W. BYRGE II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARPETH SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

ANDRAE C. BYNUM
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY
exp. 08/20/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARPETH SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2015

HARPETH SECURITIES, LLC

TABLE OF CONTENTS

HARPETH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets

Cash and cash equivalents	$ 100,718
Accounts Receivable	296,126
Loan receivable from member	270,373
Total assets	$ 667,217

Liabilities and Member's Equity

Accounts payable	$ 15,371
Accrued expenses	24,799
Member's equity	627,047
Total liabilities and member's equity	$ 667,217

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2015

Revenues:	$ 1,297,143
Expenses:	
Compensation	851,992
Regulatory fees	6,879
Other	43,997
Office expenses	50,210
Legal and professional	30,703
Taxes	17,646
Business development	857
Total Expenses	1,002,284
Net income	$ 294,859

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2015

	Member Contributions	Accumulated Earnings (Deficit)	Total Member's Equity
Balances at December 31, 2014	$ 30,095	$ 302,093	$ 332,188
Net income	-	294,859	294,859
Balances at December 31, 2015	$ 30,095	$ 596,952	$ 627,047

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 294,859
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Loan receivable from member	(75,000)
Accounts receivable	(296,126)
Accounts payable and accrued expenses	18,710
Net cash used in operating activities	(57,557)
Net decrease in cash and cash equivalents	(57,557)
Cash and cash equivalents, beginning of year	158,275
Cash and cash equivalents, end of year	$ 100,718

See accompanying notes.

HARPETH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority ("FINRA"). It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. At times during the year ended December 31, 2015, the Company maintained cash deposits which may have exceeded federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risks related to cash.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the returns of the members and taxed depending on their tax situations. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification guidance related to unrecognized tax benefits. The guidance clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. This guidance prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no tax penalties or interest reported in the accompanying financial statements. Tax years that remain open for examination include years ended December 31, 2012 through December 31, 2015.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events

The Company evaluated subsequent events through February 29, 2016, when these financial statements were available to be issued. Management of the Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2015.

NOTE 4 – REVENUES

Revenues consist of advisory and capital raising fees relating to the private placement of securities and are generally recognized based on contractual terms. Such services typically require a nonrefundable retainer with additional fees due based upon the completion of a transaction. The Company, at times, receives partial compensation for its services in the form of warrants to purchase shares in various start-up companies. Due to the lack of operating data and start-up nature of these ventures, the Company does not record an asset or commission income until warrants are sold and cash is actually received.

NOTE 5 – RELATED PARTY TRANSACTIONS

Harpeth Capital, LLC provides personnel, office facilities and equipment to the Company under an expense agreement extending for a term of one year ending March 31, 2016. The agreement is renewable every year upon mutual agreement of both parties. Office expense totaled $50,210 for the year ended December 31, 2015. Substantially different results could occur if the Company operated independently.

Compensation expense, when incurred, reflects amounts paid for services rendered by employees of Harpeth Capital, LLC. Compensation expense paid to Harpeth Capital, LLC totaled $851,992 during 2015.

Loan receivable from member of $270,373 at December 31, 2015 represents amounts loaned to Harpeth Capital, LLC.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $118,985, which was $113,985 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

HARPETH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Schedule I

Computation of basic net capital requirement:

Total member's equity	$ 627,047
Total nonallowable assets	508,062
Net capital, agrees with amount reported in Part IIA of Form X-17a-5 unaudited FOCUS report	$ 118,985
Minimum net capital requirement (6 2/3% of indebtedness)	$ 2,678
Minimum dollar net capital requirement of reporting broker	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 113,985
Net capital less 120% of minimum dollar net capital requirement	$ 112,985

HARPETH SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2015

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

HARPETH SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2015

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

HARPETH SECURITIES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2015

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2015 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

HARPETH SECURITIES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2015

Not Applicable

HARPETH SECURITIES, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
December 31, 2015

None


FRASIERDEAN
HOWARDCPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harpeth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harpeth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harpeth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (§240.15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Harpeth Securities, LLC stated that Harpeth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harpeth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harpeth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frasier, Dean + Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 29, 2016

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

2015 Exemption Report

For the calendar year 2015 Harpeth Securities has operated under the exemption provision provided in SEA rule 15c3-3(k)(2)(i).

Harpeth Securities has met the exemption provisions under SEA rule 15c3-3(k)(2)(i) for the calendar year 2015.

Signed,

Charles W Byrge

Charles Byrge II
President and CEO



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Harpeth Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Harpeth Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harpeth Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Harpeth Securities, LLC's management is responsible for Harpeth Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 29, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) 3,242 $ [redacted]
   B. Less payment made with SIPC-6 filed (exclude interest) (1,809)
   1,809 10/22/15
   Date Paid
   C. Less prior overpayment applied (-)
   D. Assessment balance due or (overpayment) 1,433 [redacted]
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum -
   F. Total assessment balance and interest due (or overpayment carried forward) 1,433 $ [redacted]
   8900.05b
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) 1,433 $ [redacted]
   H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hameth Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

V.P.
(Title)

Dated the 16 day of Feb , 20 16 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/15
and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	1,297,142
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -

Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	1,297,142 $ ~~1,004,956~~
2e. General Assessment @ .0025	3,242 $ ~~2,512~~

(to page 1, line 2.A.)


FRASIERDEAN
HOWARDCPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harpeth Securities, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Harpeth Securities, LLC (a Tennessee Limited Liability Company), as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Harpeth Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harpeth Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in pages 11-20 has been subjected to audit procedures performed in conjunction with the audit of Harpeth Securities, LLC's financial statements. The supplemental information is the responsibility of Harpeth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 29, 2016